ANTHONY L.G., PLLC

laura aNTHONy, esq GEOFFREY ASHBURNE, ESQ* JOHN CACOMANOLIS, ESQ** CHAD FRIEND, ESQ, LLM SVETLANA ROVENSKAYA, ESQ***	WWW.ANTHONYPLLC.COM WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM

OF COUNSEL: MICHAEL R. GEROE, ESQ, CIPP/US**** CRAIG D. LINDER, ESQ***** PETER P. LINDLEY, ESQ, CPA, MBA PHILIP MAGRI, ESQ.****** STUART REED, ESQ MARC S. WOOLF, ESQ	DIRECT E-MAIL: LANTHONY@ANTHONYPLLC.COM

* licensed in CA only

**licensed in FL and NY

***licensed in NY and NJ

****licensed in FL, CA and NY

May 8, 2020

VIA ELECTRONIC EDGAR FILING

Office of Trade & Services

Division of corporate Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Masterworks 009, LLC Offering Statement on Form 1-A Filed April 2, 2020 File No. 024-11185

Dear Sir or Madam:

We have electronically filed herewith on behalf of Masterworks 009, LLC (the “Company”) Amendment No. 1 (“Amendment No. 1”) to the above-referenced offering statement on Form 1-A originally filed on April 2, 2020 (“Form 1-A”). Amendment No. 1 is marked with < R > tags to show changes made from the original filing of the Form 1-A filed on April 2, 2020. In addition, we have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Josh Goldstein dated April 30, 2020. We trust you shall deem Amendment No. 1 and the contents of this transmittal letter responsive to your comment letter.

Cover Page, page 1

1.	Comment: We note your statement that you will not accept subscriptions prior to your filing of an amendment or supplement identifying the specific art work you will purchase. Please advise us whether you will be receiving (although not accepting) subscriptions prior to your filing of an amendment or supplement identifying the specific art work you will purchase. In this regard, your references to “amendment or supplement” are unclear; please also revise to clarify that you will identify the artwork, and file the definitive agreement to acquire the artwork, in an amendment to this offering statement prior to qualification of this offering or tell us why you believe a post-qualification amendment or supplement is consistent with your disclosure that that you will not accept subscriptions before identifying the artwork.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure in Amendment No. 1 to clarify that it will identify the artwork, and file the definitive agreement to acquire the artwork, in an amendment to the offering statement prior to qualification of the offering. The Company will not receive or accept any subscription funds or executed subscription agreements until a pre-qualification amendment has been filed and qualified by the SEC. The Company intends to request qualification of the Offering Statement only after it has identified the Painting and filed a definitive agreement to acquire the artwork.

The Company further informs the Staff that it has removed information about the Artist and the Painting from Amendment No. 1 and has indicated that such information will be inserted in an amendment to the Offering Circular prior to the qualification of the offering, when a Painting has been identified and the terms of purchase have been determined.

Organizational Structure, Page 6

2.	Comment: We note that you have listed some broad categories of risk factors applicable to an investment in your offering. Item 3 of Form 1-A requires a carefully organized series of short, concise paragraphs, summarizing the most significant factors that make the offering speculative or substantially risky. Please revise.

Response: In response to the Staff’s Comment, the Company has replaced the abbreviated bullet-point risk factors, with a more fulsome summary risk factor discussion on page 6 of Amendment No. 1.

If the Staff has any further comments regarding the form 1-A or any subsequent amendments to the Company’s offering statement on Form 1-A, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Scott Anderegg/U.S. Securities and Exchange Commission
Mara Ransom/U.S. Securities and Exchange Commission
Joshua B. Goldstein/Masterworks 009, LLC
Craig D. Linder, Esq./Anthony L.G., PLLC

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